
GRASIM
ADITYA BIRLA GROUP

82-3322

03 JUN -2 AM 7:21

9th May, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Air Mail


03022563

SUPPL

Fax No. : ,

We refer to the news item which has appeared in today's issue of Business Standard, Mumbai Edition , captioned "Grasim may shut VSF unit in MP".

In this connection please note that presently the Staple Fibre Plant at Nagda is operating at its full capacity. However, due to scarcity of water at the Plant, the Company will have to reduce the production shortly and may have to close this plant by last week of May, 2003 if no rains are received by that time.

We also wish to inform that due to non availability of water, the Fibre & Pulp operations at its Plants at Harihar in Karnataka are being suspended from today till the onset of monsoon which are generally excepted by May end.

The above situation has arisen as both Madhya Pradesh and Karnataka were rain deficit states in calendar year 2002 monsoon.

However, by running all its Fibre Plants (including Nagda and Harihar Plants) at full capacity earlier, the Company has built up inventories to meet the requirements of its customers. As such, in view of the measures taken by the Company, the impact on profitability of VSF business for the first quarter of the current financial year is expected to be marginal. Further, such impact, barring unforeseen circumstances, is likely to be largely neutralized in the remaining quarters.

Thanking you,

Yours faithfully,

ASHOK MALU
COMPANY SECRETARY

dlw 6/12

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in